

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2022

William B. Berry
President and Chief Executive Officer
Continental Resources, Inc.
20 N. Broadway
Oklahoma City, OK 73102

>   **Re: Continental Resources, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2021**
>   **Response dated October 11, 2022**
>   **File No. 001-32886**

Dear William B. Berry:

We have reviewed your October 11, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 13, 2022 letter.

Response dated October 11, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

1.   We note your response to prior comment 3 states that if new lower-emissions products are developed that are competitive with crude oil or natural gas, those products may reduce overall demand for crude oil and natural gas. Please tell us how you considered providing disclosure that more directly addresses this risk.

Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation